Exhibit 99.1

COSTAMARE INC.

Condensed Consolidated Balance Sheets

As of December 31, 2018 and June 30, 2019

(Expressed in thousands of U.S. dollars)

	December 31, 2018	June 30, 2019
ASSETS	(Audited)	(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents (Note 2)	$113,714	$98,563
Restricted cash (Note 2)	5,600	147,292
Accounts receivable	5,625	10,073
Inventories (Note 5)	11,020	10,610
Due from related parties (Note 3)	4,681	875
Fair value of derivatives (Notes 18 and 19)	3,514	1,048
Insurance claims receivable	6,476	2,485
Prepaid lease rentals (Note 11)	8,752	27,172
Time charter assumed (Note 12)	190	191
Prepayments and other	6,358	7,037
Vessel held for sale (Note 6)	4,838	-
Total current assets	170,768	305,346
FIXED ASSETS, NET:
Right-of-use assets (Note 11)	401,901	395,076
Vessels and advances, net (Note 6)	2,206,786	2,175,523
Total fixed assets, net	2,608,687	2,570,599
NON-CURRENT ASSETS:
Equity method investments (Notes 2 and 9)	131,082	134,076
Prepaid lease rentals, non-current (Note 11)	34,167	11,407
Accounts receivable, non-current (Note 3)	17,789	11,455
Deferred charges, net (Note 7)	26,250	26,460
Restricted cash (Note 2)	47,177	38,043
Time charter assumed, non-current (Note 12)	1,222	1,127
Fair value of derivatives, non-current (Notes 18 and 19)	3,727	129
Other non-current assets (Note 4)	9,942	10,224
Total assets	$3,050,811	$3,108,866
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs (Note 10)	$149,162	$193,135
Accounts payable	8,586	5,705
Due to related parties (Note 3)	196	203
Finance lease liabilities, net (Note 11)	34,299	20,963
Finance lease liabilities to be settled through term-loan proceeds included in current Restricted cash, net (Note 11)	-	119,116
Accrued liabilities	17,624	16,589
Unearned revenue (Note 12)	12,432	13,851
Fair value of derivatives (Notes 18 and 19)	-	262
Other current liabilities	2,370	2,307
Total current liabilities	224,669	372,131
NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs (Note 10)	1,159,244	1,199,107
Finance lease liabilities, net of current portion (Note 11)	305,033	182,326
Unearned revenue, net of current portion (Note 12)	4,741	4,283
Total non-current liabilities	1,469,018	1,385,716
COMMITMENTS AND CONTINGENCIES (Note 13)	-	-
STOCKHOLDERS’ EQUITY:
Preferred stock (Note 14)	-	-
Common stock (Note 14)	11	11
Additional paid-in capital (Note 14)	1,313,840	1,324,542
Retained earnings	38,734	27,632
Accumulated other comprehensive income / (loss) (Notes 18 and 20)	4,539	(1,166)
Total stockholders’ equity	1,357,124	1,351,019
Total liabilities and stockholders’ equity	$3,050,811	$3,108,866

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

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COSTAMARE INC.

Unaudited Condensed Consolidated Statements of Income

For the six-month period ended June 30, 2018 and 2019

(Expressed in thousands of U.S. dollars, except share and per share data)

	For the six-month period ended June 30,
	2018	2019
REVENUES:
Voyage revenue	$183,331	$230,010
EXPENSES:
Voyage expenses	(3,037)	(2,479)
Voyage expenses-related parties (Note 3)	(1,588)	(1,952)
Vessels’ operating expenses	(52,842)	(58,164)
General and administrative expenses	(1,535)	(1,401)
General and administrative expenses – related parties (Note 3)	(3,377)	(2,795)
Management fees-related parties (Note 3)	(9,551)	(10,827)
Amortization of dry-docking and special survey costs (Note 7)	(3,358)	(4,471)
Depreciation (Notes 6, 11 and 20)	(45,963)	(55,719)
Amortization of prepaid lease rentals, net (Notes 11 and 12)	(4,041)	(4,042)
Loss on sale / disposal of vessels, net (Note 6)	(861)	(18,420)
Vessels impairment loss (Notes 6 and 7)	-	(3,042)
Foreign exchange gains / (losses), net	(18)	17
Operating income	57,160	66,715
OTHER INCOME / (EXPENSES):
Interest income	1,878	1,686
Interest and finance costs (Note 16)	(29,378)	(45,316)
Swaps breakage cost (Note 18)	(1,234)	-
Equity gain on investments (Note 9)	5,199	4,299
Other, net	95	327
Loss on derivative instruments, net (Note 18)	(253)	(575)
Total other expenses	(23,693)	(39,579)
Net Income	$33,467	$27,136
Earnings allocated to Preferred Stock (Note 15)	(14,782)	(15,547)
Net income available to Common Stockholders	18,685	11,589
Earnings per common share, basic and diluted (Note 15)	$0.17	$0.10
Weighted average number of shares, basic (Note 15)	109,340,800	113,540,975
Weighted average number of shares, diluted (Note 15)	109,340,800	116,490,307

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

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COSTAMARE INC.

Unaudited Condensed Consolidated Statements of Comprehensive Income / (Loss)

For the six-month period ended June 30, 2018 and 2019

(Expressed in thousands of U.S. dollars)

	For the six-month period ended June 30,
	2018	2019
Net income for the period	$33,467	$27,136
Other comprehensive income:
Unrealized gain / (loss) on cash flow hedges, net (Notes 18 and 20)	7,646	(5,736)
Net settlements on interest rate swaps qualifying for cash flow hedge (Notes 18 and 20)	(5)	-
Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to Depreciation (Note 20)	31	31
Other comprehensive income / (loss) for the period	$7,672	$(5,705)
Total comprehensive income for the period	$41,139	$21,431

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

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COSTAMARE INC.

Unaudited Condensed Consolidated Statements of Stockholders’ Equity

For the six-month period ended June 30, 2018 and 2019

(Expressed in thousands of U.S. dollars, except share and per share data)

	Preferred Stock (Series E)		Preferred Stock (Series D)		Preferred Stock (Series C)		Preferred Stock (Series B)		Common Stock
	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Par value	Additional Paid-in Capital	Accumulated Other Comprehensive Income / (Loss)	Retained Earnings	Total
BALANCE, January 1, 2018	-	$-	4,000,000	$-	4,000,000	$-	2,000,000	$-	108,205,985	$11	$1,175,774	$(969)	$43,723	$1,218,539
- Net income	-	-	-	-	-	-	-	-	-	-	-	-	33,467	33,467
- Preferred stock Series E issuance (Note 14)	4,600,000	-	-	-	-	-	-	-	-	-	111,614	-	-	111,614
- Preferred stock Series E expenses (Note 14)	-	-	-	-	-	-	-	-	-	-	(390)	-	-	(390)
- Issuance of common stock (Notes 3 and 14)	-	-	-	-	-	-	-	-	2,173,365	-	14,467	-	-	14,467
- Dividends - Common stock (Note 14)	-	-	-	-	-	-	-	-	-	-	-	-	(21,754)	(21,754)
- Dividends - Preferred stock (Note 14)	-	-	-	-	-	-	-	-	-	-	-	-	(12,658)	(12,658)
- Other comprehensive income	-	-	-	-	-	-	-	-	-	-	-	7,672	-	7,672
BALANCE, June 30, 2018	4,600,000	$-	4,000,000	$-	4,000,000	$-	2,000,000	$-	110,379,350	$11	$1,301,465	$6,703	$42,778	$1,350,957

BALANCE, January 1, 2019	4,600,000	$-	4,000,000	$-	4,000,000	$-	2,000,000	$-	112,464,230	$11	$1,313,840	$4,539	$38,734	$1,357,124
- Net income	-	-	-	-	-	-	-	-	-	-	-	-	27,136	27,136
- Issuance of common stock (Notes 3 and 14)	-	-	-	-	-	-	-	-	2,036,803	-	10,702	-	-	10,702
- Dividends - Common stock (Note 14)	-	-	-	-	-	-	-	-	-	-	-	-	(22,604)	(22,604)
- Dividends - Preferred stock (Note 14)	-	-	-	-	-	-	-	-	-	-	-	-	(15,634)	(15,634)
- Other comprehensive loss	-	-	-	-	-	-	-	-	-	-	-	(5,705)	-	(5,705)
BALANCE, June 30, 2019	4,600,000	$-	4,000,000	$-	4,000,000	$-	2,000,000	$-	114,501,033	$11	$1,324,542	$(1,166)	$27,632	$1,351,019

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

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COSTAMARE INC.

Unaudited Condensed Consolidated Statements of Cash Flows

For the six-month period ended June 30, 2018 and 2019

(Expressed in thousands of U.S. dollars)

	For the six-month period ended June 30,
	2018	2019
Cash Flows From Operating Activities:
Net income:	$33,467	$27,136
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	45,963	55,719
Amortization of debt discount	(379)	(413)
Amortization of prepaid lease rentals, net	4,041	4,042
Amortization and write-off of financing costs	1,296	1,650
Amortization of deferred dry-docking and special survey costs	3,358	4,471
Amortization of assumed time charter	-	95
Equity based payments	2,127	1,545
Net settlements on interest rate swaps qualifying for cash flow hedge	(5)	-
Loss / (Gain) on derivative instruments, net	(61)	625
Loss on sale / disposal of vessels, net	861	18,420
Vessels impairment loss	-	3,042
Equity gain on investments	(5,199)	(4,299)
Changes in operating assets and liabilities:
Accounts receivable	(5,746)	1,886
Due from related parties	2,767	3,806
Inventories	(4)	410
Insurance claims receivable	(538)	(2,391)
Prepayments and other	323	(679)
Accounts payable	544	(2,881)
Due to related parties	(48)	7
Accrued liabilities	(71)	110
Unearned revenue	(913)	1,068
Other current liabilities	(86)	(63)
Dry-dockings	(11,168)	(6,280)
Accrued charter revenue	(3,567)	191
Net Cash provided by Operating Activities	66,962	107,217
Cash Flows From Investing Activities:
Equity method investments	(5,292)	(55)
Return on equity method investments	-	1,360
Proceeds from the settlement of insurance claims	170	6,382
Vessel acquisition (and time charters) and advances/Additions to vessel cost	(66,253)	(10,942)
Proceeds from the sale of vessels, net	6,454	12,549
Net Cash provided by / (used in) Investing Activities	(64,921)	9,294
Cash Flows From Financing Activities:
Offering proceeds, net of related expenses	111,224	-
Proceeds from long-term debt and finance leases	233,000	136,000
Repayment of long-term debt and finance leases	(381,167)	(104,662)
Payment of financing costs	(2,063)	(1,360)
Dividends paid	(22,073)	(29,082)
Net Cash provided by / (used in) Financing Activities	(61,079)	896
Net increase / (decrease) in cash, cash equivalents and restricted cash	(59,038)	117,407
Cash, cash equivalents and restricted cash at beginning of the period	218,885	166,491
Cash, cash equivalents and restricted cash at end of the period	$159,847	$283,898
Supplemental Cash Information:
Cash paid during the period for interest, net of capitalized interest	$26,933	$44,722
Non-Cash Investing and Financing Activities:
Dividend reinvested in common stock of the Company	$12,339	$9,157

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

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1. Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Costamare Inc. (“Costamare”) and its wholly-owned subsidiaries (collectively, the “Company”). Costamare is organized under the laws of the Republic of the Marshall Islands.

On November 4, 2010, Costamare completed its initial public offering (“Initial Public Offering”) in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”). During the six-month period ended June 30, 2019, the Company issued 299,200 shares to Costamare Shipping Services Ltd. (“Costamare Services”) (Note 3). On July 6, 2016, the Company implemented a dividend reinvestment plan (the “Plan”) (Note 14). As of June 30, 2019, under the Plan, the Company has issued to its common stockholders 11,508,233 shares, in aggregate. As of June 30, 2019, the aggregate issued share capital was 114,501,033 common shares. At June 30, 2019, members of the Konstantakopoulos Family owned, directly or indirectly, approximately 56.8% of the outstanding common shares, in the aggregate. Furthermore, on January 30, 2018, the Company completed a public offering of 4,600,000 shares of its 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock (the “Series E Preferred Stock”), par value $0.0001, at a public offering price of $25.00 per share.

As of December 31, 2018 and June 30, 2019, the Company owned and/or operated a fleet of 62 and 60 container vessels, respectively, with a total carrying capacity of approximately 409,345 and 402,333 twenty-foot equivalent units (“TEU”), respectively, through wholly-owned subsidiaries. The Company provides worldwide marine transportation services by chartering its container vessels to some of the world’s leading liner operators under long-, medium- and short-term time charters.

At June 30, 2019, Costamare had 85 wholly-owned subsidiaries incorporated in the Republic of Liberia and ten incorporated in the Republic of the Marshall Islands.

Revenues for the six-month periods ended June 30, 2018 and 2019, derived from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues) were as follows:

	2018	2019
A	28%	23%
B	28%	24%
C	11%	8%
D	23%	39%
Total	90%	94%

The reconciliation of the cash, cash equivalents and restricted cash for the six-month periods ended June 30, 2018 and 2019 is presented in the table below:

	2018	2019
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	124,392	98,563
Restricted cash – current portion	5,199	147,292
Restricted cash – non-current portion	30,256	38,043
Total cash, cash equivalents and restricted cash	$159,847	$283,898

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and applicable rules and regulations of the Securities and Exchange Commission ("SEC") for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for annual financial statements. These statements and the accompanying notes should be read in conjunction with the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2018, filed with the SEC on March 7, 2019.

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These unaudited interim consolidated financial statements have been prepared on the same basis as the Company's annual consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments, considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2019, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2019.

2. Significant Accounting Policies and Recent Accounting Pronouncements:

A discussion of the Company’s significant accounting policies can be found in Note 2 of the Company’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2018. There have been no material changes to these policies in the six-month period ended June 30, 2019, except for as discussed below:

Accounting for Revenues and Expenses: Revenues are generated from time charter agreements which contain a lease as they meet the criteria of a lease under ASC 842. All agreements contain a minimum non-cancellable period and an extension period at the option of the charterer. Each lease term is assessed at the inception of that lease. Under a time-charter agreement, the charterer pays a daily hire for the use of the vessel and reimburses the owner for hold cleanings, extra insurance premiums for navigating in restricted areas and damages caused by the charterers. Additionally, the charterer pays to third parties port and canal dues, as well as bunkers consumed during the term of the time charter agreement. Such costs are considered direct costs for the charterers as they are directly paid by charterers, unless they are for the account of the owner, in which case they are included in voyage expenses. Additionally, the owner pays commissions on the daily hire, to both the charterer and to brokers, which are direct costs and are recorded in voyage expenses. Under a time-charter agreement, the owner provides services related to the operation and the maintenance of the vessel, including crew, insurance, spares and repairs, which are recognized in operating expenses. The Company, as lessor, has elected not to allocate the consideration in the agreement to the separate lease and non-lease components (operation and maintenance of the vessel), as their timing and pattern of transfer to the charterer, as the lessee, are the same and the lease component, if accounted for separately, would be classified as an operating lease. Additionally, the lease component is considered the predominant component as the Company has assessed that more value is ascribed to the lease of the vessel rather than to the services provided under the time charter contracts.

New Accounting Pronouncements - Adopted

On January 1, 2019, the Company adopted ASU No. 2016-02, Leases (ASC 842), as amended from time to time, using the modified retrospective transition method. The Company elected to apply the additional and optional transition method to existing leases at the beginning of the period of adoption through a cumulative effect adjustment to the opening retained earnings as of January 1, 2019. The prior period comparative information has not been restated and continues to be reported under the accounting guidance in effect for those periods (ASC 840), including the disclosure requirements. Also, the Company elected to apply a package of practical expedients under ASC 842 which allowed the Company, not to reassess (i) whether any existing contracts, on the date of adoption, contained a lease, (ii) lease classification of existing leases classified as operating leases in accordance with ASC 840 and (iii) initial direct costs for any existing leases. As all existing contracts with charterers, at January 1, 2019, are operating leases and as the Company did not account for initial direct costs related to existing leases at January 1, 2019, there were no amounts to be recorded as a cumulative effect adjustment to opening retained earnings on January 1, 2019. Additionally, the Company, as lessor, elected to apply the practical expedient, to not separate lease and associated non-lease components, and instead to account for each separate lease component and the associated non-lease components as a single component, as the criteria of the paragraphs ASC 842-10-15-42A through 42B are met. There was no cumulative effect from the adoption of the standard to opening retained earnings as at January 1, 2019, and no impact on any of the line items reported in the Company’s consolidated financial statements.

On January 1, 2019, the Company adopted ASU No. 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815). Part I of this Update addresses the complexity of accounting for certain financial instruments with down round features. Down round features are features of certain equity-linked instruments (or embedded features) that result in the strike price being reduced on the basis of the pricing of future equity offerings. Current accounting guidance creates cost and complexity for entities that issue financial instruments (such as warrants and convertible instruments) with down round features that require fair value measurement of the entire instrument or conversion option. Part II of this Update addresses the difficulty of navigating Topic 480, Distinguishing Liabilities from Equity, because of the existence of extensive pending content in the FASB Accounting Standards Codification. This pending content is the result of the indefinite deferral of accounting requirements about mandatorily redeemable financial instruments of certain nonpublic entities and certain mandatorily redeemable non-controlling interests. The amendments in Part II of this Update do not have an accounting effect. The adoption of this new accounting guidance did not have a material effect on the Company’s consolidated financial statements.

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On January 1, 2019, the Company adopted ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities (ASU No. 2017-12), which amends and simplifies existing guidance in order to allow companies to more accurately present the economic effects of risk management activities in the financial statements, and ASU 2018-16, “Derivatives and Hedging (Topic 815)—Inclusion of the Secured Overnight Financing Rate (SOFR) Overnight Index Swap (OIS) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes”, which permits the use of the OIS rate based on SOFR as a U.S. benchmark interest rate for hedge accounting purposes under Topic 815 in addition to the UST, the LIBOR swap rate, the OIS rate based on the Fed Funds Effective Rate and the SIFMA Municipal Swap Rate, as further amended through ASU 2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825 Financial Instruments”. The amendments have been adopted on a prospective basis for qualifying new or redesignated hedging relationships entered into on or after the date of adoption. The adoption of this new accounting guidance did not have a material effect on the Company’s consolidated financial statements.

On January 1, 2019, the Company adopted ASU No. 2018-07, Improvements to Nonemployee Share-Based Payment Accounting (Topic 718), which simplifies the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees, with certain exceptions. The adoption of this new accounting guidance did not have a material effect on the Company’s consolidated financial statements.

New Accounting Pronouncements - Not Yet Adopted

In June 2016, the FASB issued ASU No. 2016-13—Financial Instruments—Credit Losses (Topic 326) - Measurement of Credit Losses on Financial Instruments. ASU No. 2016-13 amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. For public entities, the amendments of this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early application is permitted. Furthermore, in November 2018, the FASB issued ASU 2018-19, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses”. The amendments clarify that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. In addition, in April 2019, the FASB issued ASU 2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825 Financial Instruments”, the amendments of which clarify the modification of accounting for available for sale debt securities excluding applicable accrued interest, which must be individually assessed for credit losses when fair value is less than the amortized cost basis. In May 2019, the FASB issued ASU 2019-05, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825 Financial Instruments”, the amendments of which provide entities that have certain instruments within the scope of Subtopic 326-20, Financial Instruments—Credit Losses—Measured at Amortized Cost, with an option to irrevocably elect the fair value option in Subtopic 825-10, Financial Instruments—Overall, applied on an instrument-by-instrument basis for eligible instruments, upon adoption of Topic 326. The fair value option election does not apply to held-to-maturity debt securities. An entity that elects the fair value option should subsequently apply the guidance in Subtopics 820-10, Fair Value Measurement—Overall, and 825-10. The effective date and transition requirements for the amendments in these Updates are the same as the effective dates and transition requirements in Update 2016-13, as amended by these Updates. The Company is currently assessing the impact of the adoption of the new accounting standard on its consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”, which improves the effectiveness of fair value measurement disclosures. In particular, the amendments in this Update modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements, including the consideration of costs and benefits. The amendments in the Update apply to all entities that are required under existing GAAP to make disclosures about recurring and non-recurring fair value measurements. ASU 2018-13 is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted upon issuance of this Update. An entity is permitted to early adopt any removed or modified disclosures upon issuance of this Update and delay adoption of the additional disclosures until their effective date. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and related disclosures.

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In October 2018, the FASB issued ASU 2018-17, “Consolidation (Topic 810)—Targeted Improvements to Related Party Guidance for Variable Interest Entities”. The FASB is issuing this Update in response to stakeholders’ observations that Topic 810, Consolidation, could be improved in the following areas: (i) applying the variable interest entity (VIE) guidance to private companies under common control and (ii) considering indirect interests held through related parties under common control for determining whether fees paid to decision makers and service providers are variable interests. The amendments in this Update improve the accounting for those areas, thereby improving general purpose financial reporting. ASU 2018-17 is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2019. All entities are required to apply the amendments in this Update retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. Early adoption is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and related disclosures.

3. Transactions with Related Parties:

(a) Costamare Shipping Company S.A. (“Costamare Shipping”) and Costamare Shipping Services Ltd. (“Costamare Services”): Costamare Shipping is a ship management company wholly-owned by Mr. Konstantinos Konstantakopoulos, the Company’s Chairman and Chief Executive Officer. Costamare Shipping provides the Company, pursuant to a Framework Agreement dated November 2, 2015 (the “Framework Agreement”), with general administrative and certain commercial services as well as technical, crewing, commercial, provisioning, bunkering, sale and purchase, chartering, accounting, insurance and administrative services in respect of the Company’s containerships in exchange for a daily fee for each containership. Costamare Services, a company controlled by the Company’s Chairman and Chief Executive Officer and members of his family provides, pursuant to a Services Agreement dated November 2, 2015 (the “Services Agreement”) the Company’s vessel owning subsidiaries with crewing, commercial and administrative services. Costamare Shipping and Costamare Services are not part of the consolidated group of the Company. Effective July 1, 2019, the Services Agreement has been amended to increase the fees paid by each vessel-owning subsidiary of the Company to 1.10% from 0.60% of the charter hire and other income earned by each vessel-owning subsidiary.

On November 27, 2015, the Company amended and restated the Registration Rights Agreement entered into in connection with the Company’s Initial Public Offering, to extend registration rights to Costamare Shipping and Costamare Services each of which have received or may receive shares of its common stock as fee compensation.

Pursuant to the Framework Agreement and the Services Agreement, Costamare Shipping and Costamare Services received during the six-month period ended June 30, 2018 and 2019 (i) for each containership a daily fee of $0.956 ($0.478 for any containership subject to a bareboat charter) prorated for the calendar days the Company owned each containership and for the three-month period following the date of the sale of a vessel, (ii) a flat fee of $787.4 for the supervision of the construction of any newbuild vessel contracted by the Company, (iii) a fee of 0.75% on all gross freight, demurrage, charter hire, ballast bonus or other income earned with respect to each containership in the Company’s fleet and (iv) an annual fee of $2,500 and 598,400 shares (Note 1). Fees under (i) and (ii) may be annually adjusted upwards to reflect any strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases.

The Company is able to terminate the Framework Agreement and/or the Services Agreement, subject to a termination fee, by providing written notice to Costamare Shipping or Costamare Services, as applicable, at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the number of full years remaining prior to December 31, 2025, times (b) the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to a sub-manager or a sub-provider, as applicable); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above.

Costamare Shipping entered in 2013 into a co-operation agreement (the “Co-operation Agreement”) with third-party ship managers V.Ships Greece Ltd. (“V.Ships Greece”), pursuant to which the two companies established a ship management cell (the “Cell”) under V.Ships Greece. The Cell provides technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial and insurance services to certain of the Company’s container vessels, pursuant to separate management agreements entered into between V.Ships Greece and the ship-owning company of the respective container vessel, for a daily management fee. The Cell also offers ship management services to third-party owners. Effective April 1, 2019, the Company terminated its agreement with Costamare Shipping, whereby Costamare Shipping passed to the Company the net profit, if any, it received pursuant to the Co-operation Agreement as a refund or reduction of the management fees payable by the Company to Costamare Shipping under the Framework Agreement. As of June 30, 2019, the Cell provided services to 18 of Costamare’s vessels.

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Management fees charged by Costamare Shipping in the six-month periods ended June 30, 2018 and 2019, amounted to $9,551 and $10,827, respectively, and are separately reflected as Management fees-related parties in the accompanying consolidated statements of income. In addition, Costamare Shipping and Costamare Services charged (i) $1,742 for the six-month period ended June 30, 2019 ($1,367 for the six-month period ended June 30, 2018), representing a fee of 0.75% (1.25% from July 1, 2019) on all gross revenues, as provided in the Framework Agreement and the Services Agreement, as applicable, which is included in Voyage expenses-related parties in the accompanying consolidated statements of income, (ii) $1,250, which is included in General and administrative expenses – related parties in the accompanying consolidated statements of income for the six-month period ended June 30, 2019 ($1,250 for the six-month period ended June 30, 2018) and (iii) $1,545, representing the fair value of 299,200 shares, which is included in General and administrative expenses - related parties in the accompanying consolidated statements of income for the six-month period ended June 30, 2019 ($2,127 for the six-month period ended June 30, 2018). Furthermore, in accordance with the management agreement with V.Ships Greece and third party managers, V.Ships Greece and the third party managers have been provided with the amount of $1,800 ($75 per vessel) as working capital security, which is included in Accounts receivable, non-current, in the accompanying consolidated balance sheets.

During the six-month periods ended June 30, 2018 and 2019, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Deed (Notes 8 and 9) the amounts of $3,592 and $2,046, respectively, for services provided in accordance with the respective management agreements.

The balance due from Costamare Shipping at December 31, 2018 and June 30, 2019, amounted to $4,681 and $875, respectively, and is included in Due from related parties in the accompanying consolidated balance sheets. The balance due to Costamare Services at December 31, 2018 and June 30, 2019, amounted to $196 and $203, respectively, and is reflected as Due to related parties in the accompanying consolidated balance sheets.

(b) Shanghai Costamare Ship Management Co., Ltd. (“Shanghai Costamare”): Shanghai Costamare is owned (indirectly) 70% by the Company’s Chairman and Chief Executive Officer and 30% (indirectly) by Shanghai Costamare’s General Manager. Shanghai Costamare is a company incorporated in the People’s Republic of China. Shanghai Costamare is not part of the consolidated group of the Company. The technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial services of certain of the Company’s vessels, have been subcontracted from Costamare Shipping to Shanghai Costamare. As of June 30, 2019, Shanghai Costamare provided such services to 16 (15 as of December 31, 2018) of the Company’s containerships. There was no balance due from/to Shanghai Costamare at both December 31, 2018 and June 30, 2019.

(c) Blue Net Chartering GmbH & Co. KG (“Blue Net”): On January 1, 2018, Costamare Shipping appointed, on behalf of the vessels it manages, Blue Net, a company 50% (indirectly) owned by the Company’s Chairman and Chief Executive Officer, to provide charter brokerage services to all vessels under its management (including vessels owned by the Company). Blue Net provides exclusive charter brokerage services to containership owners. Under the charter brokerage services agreement as amended, each vessel-owning subsidiary paid a fee of €10,364 for the year ended December 31, 2018 in respect of its vessel, prorated for the calendar days of ownership (including as disponent owner under a bareboat charter agreement), provided that the fee was €1,139 in respect of vessels chartered on January 1, 2018 for the duration of their current charter. During the six-month periods ended June 30, 2018 and 2019, Costamare Shipping charged the ship-owning companies $221 and $210, respectively, which is included in Voyage expenses – related parties in the accompanying consolidated statements of income.

4. Other Non-Current Assets:

In 2014, Zim Integrated Services (“Zim”) agreed with its creditors, including vessel and container lenders, ship-owners, shipyards, unsecured lenders and bond holders, to restructure its debt. Based on this agreement, the Company received equity securities representing 1.2% of Zim’s equity and $8,229 aggregate principal amount of unsecured interest-bearing Zim notes maturing in 2023 consisting of $1,452 of 3.0% Series 1 Notes due 2023 amortizing subject to available cash flows in accordance with a corporate mechanism and $6,777 of 5.0% Series 2 Notes due 2023 non-amortizing (of the 5% interest, 3% is payable quarterly in cash and 2% interest is accrued quarterly with deferred cash payment on maturity) in exchange for amounts owed by Zim to the Company under their charter agreements. The Company calculated the fair value of the instruments received by Zim based on the agreement discussed above, available information on Zim and other similar contracts with similar terms, maturities and interest rates, and recorded at fair value of $676 in relation to the Series 1 Notes, $3,567 in relation to the Series 2 Notes and $7,802 in relation to its equity participation in Zim. The difference between the aggregate fair value of the debt and equity securities received from Zim and the then net carrying value of the amounts due from Zim of $2,888 was written-off in 2014.

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The Company accounts on a quarterly basis, for the fair value unwinding of the Series 1 and Series 2 Notes, until the book value of the instruments equals their face value on maturity. During the six-month period ended June 30, 2019, the Company recorded $413 in relation to their fair value unwinding ($379 for the six-month period ended June 30, 2018), which is included in “Interest income” in the consolidated statements of income. The Company has classified such debt and equity securities under other non-current assets, since it has no intention to sell the securities in the near term. During the year ended December 31, 2016, the Company received $46 capital redemption of the Series 1 Notes, reducing the principal to $1,406. The Series 1 and Series 2 Zim Notes are carried at amortized cost in the accompanying consolidated balance sheet as at June 30, 2019, which approximates their fair value as of such date. These financial instruments are not measured at fair value on a recurring basis. As of June 30, 2019, the Company has assessed for other than temporary impairment of its investment in Series 1 and Series 2 Notes and has concluded that no impairment should be recorded.

The Zim equity securities are carried at cost less impairment. As of December 31, 2016, in accordance with the accounting guidance relating to loss in value of an investment that is other than a temporary decline, the Company recognized an impairment loss of $4,000 on its investment in equity securities in Zim. The value of the investment in equity securities in Zim is based on management’s best estimate of the realizable value of the investment and involved the use of internal inputs and assumptions (Level 3 inputs of the fair value hierarchy) which included management’s consideration of the current freight market, its medium term prospects and the effects of the operational and commercial restructuring that Zim has implemented in 2016 (Level 3 inputs of the fair value hierarchy). No dividends have been received from Zim since July 16, 2014. As of June 30, 2019, the Company has qualitatively assessed for impairment of its investment in equity securities in Zim and has concluded that no impairment should be recorded.

5. Inventories:

Inventories in the accompanying consolidated balance sheets relate to bunkers, lubricants and spare parts on board the vessels.

6. Vessels and advances, net:

 The amounts in the accompanying consolidated balance sheets are as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2019	$3,299,311	$(1,092,525)	$2,206,786
Depreciation	-	(48,863)	(48,863)
Vessel acquisitions, advances and other vessels’ costs	45,175	-	45,175
Disposals, transfers and other movements	(48,652)	21,077	(27,575)
Balance, June 30, 2019	$3,295,834	$(1,120,311)	$2,175,523

During the year ended December 31, 2018, the Company acquired six secondhand containerships, Michigan, Trader, Megalopolis, Marathopolis, Maersk Kleven and Maersk Kotka, with an aggregate capacity of 28,602 TEU.

On November 12, 2018, the Company purchased from York (Notes 8 and 9) its 60% of the equity interest in the companies owning the containerships Triton, Titan, Talos, Taurus and Theseus, with an aggregate capacity of 72,120 TEU, thus becoming sole shareholder of the container vessels (Note 9). Any favorable lease terms associated with these vessels were recorded as an intangible asset (“Time charter assumed”) at the time of the acquisition, amounting to $1,439 in the aggregate, current and non-current portion (Note 12). Management accounted for this acquisition as an asset acquisition under ASC 805 “Business Combinations”.

In May 2018, the Company ordered five newbuild vessels from a shipyard, each with approximately 12,690 TEU capacity. The five newbuild vessels are expected to be delivered between the second quarter of 2020 and the second quarter of 2021 and upon delivery, they will commence a ten-year time charter with their charterers. In August 2018, the Company entered into financing agreements with a financial institution for the five newbuild containerships (Note 10).

On December 28, 2018, the Company decided to make arrangements to sell the vessel MSC Pylos. At that date, the Company concluded that all the criteria required by the relevant accounting standard, ASC 360-10-45-9, for the classification of the vessel MSC Pylos as “held for sale” were met. As of December 31, 2018, the amount of $4,838, separately reflected in Vessel held for sale in the 2018 consolidated balance sheet, represents the fair market value of the vessel based on the vessel’s estimated sale price, net of commissions (Level 2 inputs of the fair value hierarchy).

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During the six-month period ended June 30, 2019, the Company sold the vessels MSC Pylos and Piraeus and recognized an aggregate loss of $18,420, which is separately reflected in Loss on sale / disposal of vessels, net in the accompanying 2019 consolidated statement of income. During the six-month period ended June 30, 2019, the Company recorded an impairment loss in relation to two of its vessels in the amount of $3,042 (including $1,548 transferred from Deferred charges, net (Note 7)), in the aggregate, and is separately reflected in Vessels impairment loss in the 2019 consolidated statement of income.

Forty-five of the Company’s vessels, with a total carrying value of $1,458,145 as of June 30, 2019, have been provided as collateral to secure the long-term debt discussed in Note 10. This excludes the seven vessels under the sale and leaseback transaction described in Note 11, the five newbuild vessels discussed above, the five vessels acquired under the Share Purchase Agreement (Note 9) with York and three unencumbered vessels.

7. Deferred Charges, net:

Deferred charges, net include the unamortized dry-docking and special survey costs. The amounts in the accompanying consolidated balance sheets are as follows:

Balance, January 1, 2019	$26,250
Additions	6,280
Amortization	(4,471)
Write-off and other movements (Note 6)	(1,599)
Balance, June 30, 2019	$26,460

During the six-month period ended June 30, 2019, six vessels underwent and completed their special surveys. During the six-month period ended June 30, 2018, 11 vessels underwent and completed their special surveys. The amortization of the dry-docking and special survey costs is separately reflected in the accompanying consolidated statements of income.

8. Costamare Ventures Inc.:

On May 15, 2013, the Company, along with its wholly-owned subsidiary, Costamare Ventures Inc. (“Costamare Ventures”), entered into a Framework Deed (the “Framework Deed”) with York Capital Management Global Advisors LLC and its affiliate Sparrow Holdings, L.P. (collectively, “York”) to invest jointly in the acquisition and construction of container vessels. Under the Framework Deed, the decisions regarding vessel acquisitions will be made jointly by Costamare Ventures and York and the Company reserves the right to acquire any vessels that York decides not to pursue.

The Framework Deed was amended and restated by an Amendment and Restatement Deed dated May 18, 2015 and was further amended on June 12, 2018 (the “Restated Framework Deed”). Pursuant to the Restated Framework Deed, there is no minimum and maximum amount to be invested by Costamare Ventures or York, both Costamare Ventures and York can invest between 25% and 75% in the equity of the entities formed under the Restated Framework Deed, the commitment period has been extended up to May 18, 2020 and the termination of the Restated Framework Deed will occur on May 18, 2024, or upon the occurrence of certain extraordinary events as described therein.

On termination and on the occurrence of certain extraordinary events, Costamare Ventures may elect to divide the vessels owned by all such vessel-owning entities between itself and York to reflect their cumulative participation in all such entities. Costamare Shipping provides ship management and administrative services to the vessels acquired under the Framework Deed, with the right to subcontract to V.Ships Greece and/or Shanghai Costamare.

As at June 30, 2019, the Company holds between 25% and 49% of the capital stock of 13 jointly-owned companies formed pursuant to the Restated Framework Deed with York (Note 9). The Company accounts for the entities formed under the Restated Framework Deed as equity investments.

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9. Equity Method Investments:

The companies accounted for as equity method investments, all of which are incorporated in the Marshall Islands, are as follows:

Entity	Vessel	Participation % June 30, 2019	Date Established /Acquired
Steadman Maritime Co.	Ensenada	49%	July 1, 2013
Marchant Maritime Co.	-	49%	July 8, 2013
Horton Maritime Co.	-	49%	June 26, 2013
Smales Maritime Co.	-	49%	June 6, 2013
Geyer Maritime Co.	Arkadia	49%	May 18, 2015
Goodway Maritime Co.	Monemvasia	49%	September 22, 2015
Kemp Maritime Co.	Cape Akritas	49%	June 6, 2013
Hyde Maritime Co.	Cape Tainaro	49%	June 6, 2013
Skerrett Maritime Co.	Cape Artemisio	49%	December 23, 2013
Ainsley Maritime Co.	Cape Kortia	25%	June 25, 2013
Ambrose Maritime Co.	Cape Sounio	25%	June 25, 2013
Platt Maritime Co.	Polar Argentina	49%	May 18, 2015
Sykes Maritime Co.	Polar Brasil	49%	May 18, 2015

During the six-month period ended June 30, 2019, Costamare Ventures contributed $55 to the equity of Marchant Maritime Co. and received $1,360 in the form of a special dividend from Horton Maritime Co. During the six-month period ended June 30, 2019, Smales Maritime Co. sold its vessel Elafonisos. During the year ended December 31, 2018, Costamare Ventures contributed $1,524 in aggregate to the equity of Steadman Maritime Co. and Horton Maritime Co. and received $1,107 in aggregate, in the form of a special dividend. During the year ended December 31, 2018, Horton Maritime Co. and Marchant Maritime Co. sold their vessels Petalidi and Padma, respectively.

During the year ended December 31, 2018, Costamare Ventures received in the form of a special dividend, $735 in aggregate, from Kemp Maritime Co. and Hyde Maritime Co., $1,000 in aggregate, from Ainsley Maritime Co. and Ambrose Maritime Co., $8,000 in aggregate, from Benedict Maritime Co., Bertrand Maritime Co., Beardmore Maritime Co., Fairbank Maritime Co. and Schofield Maritime Co. and $735 in aggregate, from Goodway Maritime Co.

During the year ended December 31, 2018, the Company contributed, in the aggregate, the amount of $4,875 to Platt Maritime Co. and Sykes Maritime Co relating to the delivery installments of Polar Argentina and Polar Brasil.

On November 12, 2018, Costamare entered into a share purchase agreement (the “Share Purchase Agreement”) to acquire the ownership interest held by York in five jointly-owned companies, namely Benedict Maritime Co., Bertrand Maritime Co., Beardmore Maritime Co., Schofield Maritime Co. and Fairbank Maritime Co., which had been formed pursuant to the Restated Framework Deed. In connection with this agreement, the Company registered for resale by York up to 7.6 million shares of its common stock. Costamare may elect at any time within six months of February 8, 2019, the effective date of the registration statement on Form F-3/A filed with the SEC on December 19, 2018, to pay a portion of the consideration under the Share Purchase Agreement in Costamare common stock. At the date of the acquisition, the aggregate net value of assets and liabilities transferred to the Company (excluding cash and cash equivalents, the value of the fixed assets and the financing arrangements) was an excess amount of $5,171. Management accounted for this acquisition as an asset acquisition under ASC 805 “Business Combinations”; thus the 40% investment previously held by the Company was carried over at cost, whereas the cost consideration over proportionate cost of the net asset values acquired was proportionally allocated on a relative fair value basis to the net identifiable assets acquired (that is to the vessels (Note 6) and related time charters (Note 12)) other than non-qualifying assets.

For the six-month periods ended June 30, 2018 and 2019, the Company recorded net gains of $5,199 and $4,299, respectively, on equity method investments, which are separately reflected as Equity gain on investments in the accompanying consolidated statements of income.

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The summarized combined financial information of the companies accounted for as equity method investment is as follows:

	December 31, 2018	June 30, 2019
Non-current assets	$552,110	$541,337
Current assets	40,230	48,354
Total assets	$592,340	$589,691

Current liabilities	$23,339	$125,735

	Six-month period ended June 30,
	2018	2019
Voyage revenue	76,113	39,945
Net income	$12,865	$11,081

10. Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets consist of the following:

Borrower(s)			December 31, 2018	June 30, 2019
A.	Term Loans:
	1.	Mas Shipping Co.	9,125	-
	2.	Montes Shipping Co. and Kelsen Shipping Co.	32,000	27,000
	3.	Costamare Inc.	-	-
	4.	Undine Shipping Co., Quentin Shipping Co. and Sander Shipping Co.	147,702	140,062
	5.	Raymond Shipping Co. and Terance Shipping Co.	94,135	88,678
	6.	Costamare Inc.	-	-
	7.	Uriza Shipping S.A.	28,167	26,000
	8.	Costis Maritime Corporation, Christos Maritime Corporation and Capetanissa Maritime Corporation	77,875	71,625
	9.	Rena Maritime Corporation, Finch Shipping Co. and Joyner Carriers S.A.	21,280	19,680
	10.	Nerida Shipping Co.	15,375	14,475
	11.	Costamare Inc.	198,986	174,187
	12.	Singleton Shipping Co. and Tatum Shipping Co.	47,200	45,600
	13.	Reddick Shipping Co. and Verandi Shipping Co.	25,000	22,560
	14.	Costamare. Inc.	55,000	47,141
	15.	Credit Facility	-	-
	16.	Bastian Shipping Co. and Cadence Shipping Co.	-	136,000
		Total Term Loans	$751,845	$813,008
B.	Other financing arrangements		564,709	587,494
		Total long-term debt	$1,316,554	$1,400,502
		Less: Deferred financing costs	(8,148)	(8,260)
		Total long-term debt, net	1,308,406	1,392,242
		Less: Long-term debt current portion	(151,546)	(195,491)
		Add: Deferred financing costs, current portion	2,384	2,356
		Total long-term debt, non-current, net	$1,159,244	$1,199,107

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A. Term Loans:

1. In January 2008, Mas Shipping Co., a wholly-owned subsidiary of the Company, entered into a loan agreement with a bank for an amount of up to $75,000 in order to partly finance the acquisition cost of the vessel Maersk Kokura. On August 3, 2017, the Company prepaid the amount of $1,000 on the then outstanding balance. On February 16, 2018, Mas Shipping Co. entered into a supplemental agreement with the bank pursuant to which Mas Shipping Co. repaid $1,000 in February 2018 and the bank agreed to extend the maturity of the loan until February 2019. During the six-month period ended June 30, 2019, the outstanding balance of the loan of $9,125 was fully repaid.

2. In December 2007, Montes Shipping Co. and Kelsen Shipping Co. entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost of the vessels Maersk Kawasaki and Maersk Kure. On January 27, 2016, both companies (each a subsidiary of the Company) entered into a supplemental agreement with the bank in order to extend the repayment of the then outstanding loan amount of $66,000 and amend the repayment schedule. On June 19, 2017, the Company prepaid $6,000 on the then outstanding balance. As of June 30, 2019, the outstanding balance of the loan of $27,000 is repayable in 3 consecutive semi-annual installments of $5,000, each from December 2019 until December 2020 and a balloon payment of $12,000 payable together with the last installment.

3. In November 2010, Costamare entered into a term loan agreement with a consortium of banks for an amount of up to $120,000, which was available for drawing for a period up to 18 months. Up to May 25, 2012, the Company had drawn the amount of $38,500 (Tranche A), the amount of $42,000 (Tranche B), the amount of $21,000 (Tranche C), the amount of $7,470 (Tranche D) and the amount of $7,470 (Tranche E) under this term loan agreement in order to finance part of the acquisition cost of the vessels MSC Romanos, MSC Methoni, MSC Ulsan, MSC Koroni and MSC Itea, respectively. Tranches A, D and E of the loan have been fully repaid in prior years. During the year ended December 31, 2018, the Company fully refinanced the then outstanding loan amount of $19,425 of Tranches B and C with a new loan facility (Note 10.A.14) and fully prepaid the loan.

4. In August 2011, Undine Shipping Co., Quentin Shipping Co. and Sander Shipping Co., wholly-owned subsidiaries of Costamare, concluded a credit facility with a consortium of banks, as joint-and-several borrowers, for an amount of up to $229,200 to finance part of the construction cost of their respective vessels. The facility has been drawn down in three tranches. As of June 30, 2019, the aggregate outstanding balance of tranches (a) and (b) of $91,677 relating to the Valor and the Valiant is each repayable in 4 equal quarterly installments for each tranche of $1,273.4 from July 2019 to June 2020 and a balloon payment for each tranche of $40,744.8 payable together with the last installment. As of June 30, 2019, the outstanding balance of the tranche (c) of $48,385 relating to the Vantage is repayable in 6 equal quarterly installments of $1,273.4 and a balloon payment payable together with the last installment of $40,744.8 from August 2019 to November 2020. Under the provisions of ASC 470-10 “Debt”, the outstanding loan amount of $140,062 was classified as current and non-current, in accordance with the payment terms of the new loan facilities, and is included in Long-term debt, net of deferred financing costs in the accompanying consolidated balance sheet as of June 30, 2019.

5. In October 2011, Raymond Shipping Co. and Terance Shipping Co., wholly-owned subsidiaries of the Company, concluded a credit facility with a consortium of banks, as joint and several borrowers, for an amount of up to $152,800 to finance part of the acquisition cost of their respective vessels. As of June 30, 2019, the outstanding balance of the tranche (a) of $43,657 relating to the Value is repayable in 4 equal quarterly installments of $1,364.3 from September 2019 to June 2020 and a balloon payment of $38,199.6 payable together with the last installment. As of June 30, 2019, the outstanding balance of tranche (b) of the loan of $45,021 relating to the Valence is repayable in 5 equal quarterly installments of $1,364.3 from August 2019 to August 2020 and a balloon payment of $38,199.6 payable together with the last installment. Under the provisions of ASC 470-10 “Debt”, the outstanding loan amount of $88,678 was classified as current and non-current, in accordance with the payment terms of the new loan facilities, and is included in Long-term debt, net of deferred financing costs in the accompanying consolidated balance sheet as of June 30, 2019.

6. In October 2011, the Company concluded a loan facility with a bank for an amount of up to $120,000, in order to partly finance the aggregate market value of eleven vessels in its fleet. The Company repaid in July 2016 the amount of $3,835 due to the sale of the container vessel Karmen, in February 2017, the amount of $4,918 due to the sale of the container vessel Marina and in October 2018, the amount of $4,586 due to the sale of the container vessel MSC Koroni. During the year ended December 31, 2018, the Company fully refinanced the outstanding loan amount of $24,966 with a loan facility (Note 10.A.14) and fully repaid the loan.

7. On May 6, 2016, Uriza Shipping S.A., entered into a loan agreement with a bank for an amount of up to $39,000 for general corporate purposes. On May 11, 2016 the Company drew the amount of $39,000. As of June 30, 2019, the outstanding balance of $26,000 is repayable in 8 equal quarterly installments of $1,083.3, from August 2019 to May 2021 and a balloon payment of $17,333.3 payable together with the last installment.

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8. In May 2008, Costis Maritime Corporation and Christos Maritime Corporation entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost of the vessels Sealand New York and Sealand Washington. In June 2006, Capetanissa Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000, in order to partly finance the acquisition cost of the vessel Cosco Beijing. On August 10, 2016, Costis Maritime Corporation, Christos Maritime Corporation and Capetanissa Maritime Corporation entered into a loan agreement with a bank in order to extend the repayment and amend the repayment profile of the then outstanding loans in the amounts of $116,500 in aggregate. On July 21, 2017, the Company prepaid the amount of $4,000 and on June 26, 2018, the Company prepaid another $4,000. As of June 30, 2019, the outstanding balance of $71,625 is repayable in 9 equal quarterly installments of $3,125, from August 2019 to August 2021 and a balloon payment of $43,500 payable together with the last installment.

9. In February 2006, Rena Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000 in order to partly finance the acquisition cost of the vessel Cosco Guangzhou. On December 22, 2016, Rena Maritime Corporation, Finch Shipping Co. and Joyner Carriers S.A. entered into a new loan agreement with a bank in order to fully refinance the then outstanding loan of $37,500 and finance the working capital needs of the Finch Shipping Co. and Joyner Carriers S.A. As of June 30, 2019, the outstanding balance of $19,680 is repayable in 10 equal quarterly installments of $800, from September 2019 to December 2021 and a balloon payment of $11,680 payable together with the last installment.

10. On August 1, 2017, Nerida Shipping Co. entered into a loan agreement with a bank for an amount of up to $17,625 for the purpose of financing general corporate purposes relating to Maersk Kowloon (Note 6). On August 3, 2017 the Company drew the amount of $17,625. As of June 30, 2019, the outstanding balance of $14,475 is repayable in 13 equal quarterly installments of $450, from August 2019 to July 2022 and a balloon payment of $8,625 payable together with the last installment.

11. On March 7, 2018, the Company entered into a loan agreement with a bank for an amount of $233,000 in order to partially refinance the Credit Facility discussed in Note 10.A.15 below. The facility has been drawn down in two tranches on March 23, 2018. The Company prepaid on May 29, 2018 the amount of $4,477 due to the sale of the container vessel Itea and also prepaid on March 22, 2019 the amount of $5,805 due to the sale of the container vessel Piraeus. As of June 30, 2019, the outstanding balance of $174,187 is repayable in 8 variable quarterly installments, from September 2019 to June 2021 and a balloon payment of $83,971 payable together with the last installment.

12. On July 17, 2018, Tatum Shipping Co. and Singleton Shipping Co. entered into a loan agreement with a bank for an amount of up to $48,000, for the purpose of financing general corporate purposes relating to Megalopolis and Marathopolis (Note 6). The facility has been drawn down in two tranches on July 20, 2018 and August 2, 2018. As of June 30, 2019, the outstanding balance of tranche (a) $22,800 is repayable in 25 equal quarterly installments of $400, from July 2019 to June 2025 and a balloon payment of $12,800 payable together with the last installment. As of June 30, 2019, the outstanding balance of tranche (b) $22,800 is repayable in 25 equal quarterly installments of $400, from August 2019 to July 2025 and a balloon payment of $12,800 payable together with the last installment.

13. On October 26, 2018, Reddick Shipping Co. and Verandi Shipping Co., entered into a loan agreement with a bank for an amount of up to $25,000, for the purpose of financing general corporate purposes relating to Maersk Kleven and Maersk Kotka (Note 6). The facility has been drawn down in two tranches on October 30, 2018. As of June 30, 2019, the outstanding balance of each tranche of $11,280 is repayable in 8 equal quarterly installments of $610 each, from July 2019 to April 2021 and a balloon payment of $6,400 each payable together with the last installment.

14. On November 27, 2018, the Company entered into a loan agreement with a bank for an amount of $55,000 in order to refinance the term loan discussed in Note 10.A.6 above and fully repay the loan discussed in Note 10.A.3. The facility has been drawn down in two tranches. Tranche A of $28,000 was drawn down on November 30, 2018 and Tranche B (the revolving part of the loan) of $27,000 was drawn down on December 11, 2018. The Company prepaid on March 25, 2019 the amount of $3,859 due to the sale of the container vessel MSC Pylos. As of June 30, 2019, the outstanding balance of Tranche A of $24,000 is repayable in 18 variable quarterly installments, from August 2019 to November 2023. As of June 30, 2019, the outstanding balance of Tranche B of $ 23,141 is payable in November 2023.

15. In July 2008, the Company signed a loan agreement with a consortium of banks, for a $1,000,000 Credit Facility (the “Facility”) for general corporate and working capital purposes. The Facility bore interest at the 3, 6, 9 or 12 months (at the Company’s option) LIBOR plus margin. On September 28, 2016, the Company entered into a ninth supplemental agreement, which extended the Facility maturity date to June 30, 2021 and mortgaged four additional vessels in favor of the lending banks. Following the sale of Mandraki and Mykonos, the Company prepaid the amounts of $9,388 and $9,326 on August 16, 2017 and September 14, 2017, respectively. During the year ended December 31, 2018, the Company partially refinanced the outstanding loan amount of $299,837 under the Facility with a new loan facility (Note 10.A.11) and fully prepaid the remaining outstanding loan amount.

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16. On June 18, 2019, Bastian Shipping Co. and Cadence Shipping Co., entered into a loan agreement with a bank for an amount of up to $136,000, for the purpose of financing the acquisition costs of MSC Ajaccio and MSC Amalfi (Note 11) and general corporate purposes relating to the two vessels. The facility was drawn down in two tranches on June 24, 2019. As of June 30, 2019, the aggregate outstanding balance of the two tranches of $136,000 is repayable in 32 variable quarterly installments, from September 2019 to June 2027 and a balloon payment of $14,400 each payable together with the last installment.

17. On June 24, 2019, Adele Shipping Co. entered into a loan agreement with a bank for an amount of up to $68,000, for the purpose of financing the acquisition cost of MSC Azov (Note 11) and general corporate purposes relating to the vessel. The facility was drawn down on July 12, 2019 (Note 21(e)(ii)). The loan is repayable in 28 equal quarterly installments of $1,500, from October 2019 to July 2026 and a balloon payment of $26,000 payable together with the last installment.

18. On June 28, 2019, the Company entered into a loan agreement with a bank for an amount of up to $150,000, in order to partially refinance the term loans discussed in Note 10.A.4 and Note 10.A.5 above. The facility was drawn down in three tranches on July 15, 2019 (Note 21(e)(iii)). Each tranche of the loan is repayable in 24 equal quarterly installments of $963.3 from October 2019 to July 2025 and a balloon payment of $26,880 each payable together with the last installment.

The term loans discussed above bear interest at LIBOR plus a spread and are secured by, inter alia, (a) first-priority mortgages over the financed vessels, (b) first priority assignments of all insurances and earnings of the mortgaged vessels and (c) corporate guarantees of Costamare or its subsidiaries, as the case may be. The loan agreements contain usual ship finance covenants, including restrictions as to changes in management and ownership of the vessels, as to additional indebtedness and as to further mortgaging of vessels, as well as minimum requirements regarding hull Value Maintenance Clauses in the range of 100% to 130%, restrictions on dividend payments if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend and may also require the Company to maintain minimum liquidity, minimum net worth, interest coverage and leverage ratios, as defined.

B. Other Financing Arrangements

1. In August 2018, the Company, through five wholly-owned subsidiaries, entered into five pre and post-delivery financing agreements with a financial institution for the five newbuild containerships (Note 6). The Company is required to repurchase each underlying vessel at the end of the lease and as such it has assessed that under ASC 606, the advances paid for the vessels under construction are not derecognized and the amounts received are accounted for as financing arrangements (Note 2). As a result of this transaction, an amount of $64,188 (out of the total financial arrangement of approximately $0.4 billion) was recognized as a financial liability as of June 30, 2019. The financing arrangements bear fixed interest and the interest expense incurred for the six-month period ended June 30, 2019 amounted to $794, in the aggregate, and is capitalized in “Vessels and advances, net” in the accompanying 2019 consolidated balance sheet. The total financial liability under these financing agreements will be repayable in 121 monthly installments beginning upon vessel delivery date including the amount of purchase obligation at the end of the agreements.

2. On November 12, 2018, the Company, as discussed in Notes 6 and 9 above, entered into a Share Purchase Agreement with York. As at that date, the Company assumed the financing agreements that the five ship-owning companies had entered into for their vessels along with the obligation to pay the remaining part of the consideration under the provisions of the Share Purchase Agreement within the next 18 months from the date of the transaction. According to the financing arrangements, the Company is required to repurchase each underlying vessel at the end of the lease and as such it has assessed that under ASC 606 and ASC 840 the assumed financial liability is accounted for as a financing arrangement. The amount payable to York has been accounted for under ASC 480-Distinguishing liabilities from equity and has been measured under ASC 835-30- Imputation of interest in accordance with the interest method. As at June 30, 2019, the aggregate outstanding amount of the five financing arrangements and the obligation under the Share Purchase Agreement with York described above, was $523,305, and is repayable in various installments from July 2019 to October 2028 and a balloon payment for each of the five financing arrangements of $32,022, payable together with the last installment. The financing arrangements bear fixed interest and for the six-month period ended June 30, 2019, the interest expense incurred amounted to $15,813, in aggregate, and is included in Interest and finance costs in the accompanying 2019 consolidated statement of income.

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The annual repayments under the Term Loans and Other Financing Arrangements after June 30, 2019, giving effect to the term-loans discussed in Note 10.A.16, 10.A.18 and Note 21 (c) and (d), are in the aggregate as follows:

Year ending December 31,	Amount
2019	$69,215
2020	219,177
2021	285,288
2022	85,287
2023	100,558
2024 and thereafter	640,977
Total	$1,400,502

The interest rate of Costamare’s long-term debt as at December 31, 2018 and June 30, 2019, was in the range of 3.66%-6.42% and 3.66%-6.34%, respectively. The weighted average interest rate of Costamare’s long-term debt as at December 31, 2018 and June 30, 2019, was 5.3% and 5.1%, respectively.

Total interest expense incurred on long-term debt including the effect of the hedging interest rate swaps (discussed in Notes 16 and 18) and capitalized interest for the six-month periods ended June 30, 2018 and 2019, amounted to $17,102 and $34,401, respectively.

C. Financing Costs

The amounts of financing costs included in the loan balances and finance lease liabilities (Note 11) are as follows:

Balance, January 1, 2019	$11,474
Additions	1,360
Amortization and write-off	(1,650)
Balance, June 30, 2019	$11,184
Less: Current portion of financing costs	(3,696)
Financing costs, non-current portion	$7,488

Financing costs represent legal fees and fees paid to the lenders for the conclusion of the Company’s financing. The amortization and write-off of loan financing costs is included in interest and finance costs in the accompanying consolidated statements of income (Note 16).

11. Right-of-Use Assets and Finance Lease Liabilities:

Between January and April 2014, the Company took delivery of the newbuild vessels MSC Azov, MSC Ajaccio and MSC Amalfi. Upon the delivery of each vessel, the Company agreed with a financial institution to refinance the then outstanding balance of the loans relating to these vessels by entering into a ten-year sale and leaseback transaction for each vessel. The shipbuilding contracts were novated to the financial institution for an amount of $85,572 each. On June 18, 2019, Bastian Shipping Co. and Cadence Shipping Co., signed a loan agreement with a bank for the purpose of financing the acquisition costs of the MSC Ajaccio and the MSC Amalfi (Note 10.A.16). In June 2019, the two abovementioned subsidiaries drawn the loan amount (Note 10.A.16) and notified the financial institution for their intention to prepay within July 2019, the finance lease liability to be outstanding as of the date of the prepayment. Under the provisions of ASC 470-10 “Debt” and ASC 210-10 “Balance Sheet” the outstanding finance lease liabilities of the two vessels of $119,625 were classified as current and are included in Finance lease liabilities to be settled through term-loan proceeds included in current Restricted cash, net in the accompanying consolidated balance sheet as of June 30, 2019. In July 2019 the two abovementioned subsidiaries repaid the then outstanding lease liability of the two vessels (Note 21(e)).

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On June 24, 2019, Adele Shipping Co. signed a loan agreement with a bank for the purpose of financing the acquisition cost of the MSC Azov (Note 10.A.17). In June 2019, the abovementioned subsidiary notified the financial institution for its intention to prepay within July 2019, the finance lease liability to be outstanding as of the date of the prepayment. Under the provisions of ASC 470-10 “Debt” and ASC 210-10 “Balance Sheet” the outstanding finance lease liability of the vessel of $58,471 was classified as current and non-current, in accordance with the payment terms of the new loan agreement, and is included in Finance lease liabilities, net in the accompanying consolidated balance sheet as of June 30, 2019. The abovementioned subsidiary drawn the loan amount in July 2019 and repaid the then outstanding lease liability of the vessel (Note 21(e)).

On July 6, 2016 and July 15, 2016, the Company agreed with a financial institution to refinance the then outstanding balance of the loans relating to the MSC Athos and the MSC Athens, by entering into a seven-year sale and leaseback transaction for each vessel. In May 2019, a supplemental agreement was signed to the existing sale and leaseback facility with the financial institution for an additional amount of up to $12,000 in order to finance the installation of scrubbers on the containerships MSC Athens and MSC Athos.

On June 19, 2017, the Company entered into two seven-year sale and leaseback transactions with a financial institution for the Leonidio and Kyparissia (Note 6).

The sale and leaseback transactions were classified as finance leases. As the fair value of each vessel sold was in excess of its carrying amount, the difference between the sale proceeds and the carrying amount was classified as prepaid lease rentals or as unearned revenue.

The total value of the vessels, at the inception of the finance lease transactions, was $452,564, in the aggregate. The depreciation charged during the six-month period ended June 30, 2018 and 2019, amounted to $6,825 and $6,825, respectively, and is included in Depreciation in the accompanying consolidated statements of income. As of December 31, 2018 and June 30, 2019, accumulated depreciation amounted to $50,663 and $57,488, respectively, and is included in Finance leased assets, in the accompanying consolidated balance sheets. As of December 31, 2018 and June 30, 2019, the net book value of the vessels amounted to $401,901 and $395,076, respectively, and is separately reflected as Finance leased assets, in the accompanying consolidated balance sheets.

The balance of prepaid lease rentals, as of December 31, 2018 and June 30, 2019, is as follows:

	December 31, 2018	June 30, 2019
Prepaid lease rentals	$51,670	$42,919
Less: Amortization of prepaid lease rentals	(8,751)	(4,340)
Prepaid lease rentals	$42,919	$38,579
Less: current portion	(8,752)	(27,172)
Non-current portion	$34,167	$11,407

The finance lease liabilities amounting to $325,329 as at June 30, 2019 are scheduled to expire through 2024 and include a bargain purchase option to repurchase the vessels at any time during the charter period. Total interest expenses incurred on finance leases, including the effect of the hedging interest rate swaps related to the sale and leaseback transactions (discussed in Notes 16 and 18) for the six-month periods ended June 30, 2018 and 2019, amounted to $10,854 and $9,879, respectively, and are included in Interest and finance costs in the accompanying consolidated statements of income. Finance lease liabilities of MSC Athos and MSC Athens bear interest at LIBOR plus a spread, which is not included in the annual lease payments table below.

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The annual lease payments under the finance leases after June 30, 2019, giving effect to the term-loan discussed in Note 10.A.16 and 10.A.17, are in the aggregate as follows:

Year ending December 31,	Amount
2019	$133,665
2020	28,956
2021	28,449
2022	27,931
2023	72,663
2024 and thereafter	56,909
Total	$348,573
Less: Amount of interest (MSC Azov, MSC Ajaccio, MSC Amalfi, Leonidio and Kyparissia)	(23,244)
Total lease payments	$325,329
Less: Financing costs, net	(2,924)
Total lease payments, net	$322,405

The total finance lease liabilities, net of related financing costs, are presented in the accompanying December 31, 2018 and June 30, 2019 consolidated balance sheet as follows:

	December 31, 2018	June 30, 2019
Finance lease liabilities – current	$35,115	$141,419
Less: current portion of financing costs	(816)	(1,340)
Finance lease liabilities – non-current	307,543	183,910
Less: non-current portion of financing costs	(2,510)	(1,584)
Total	$339,332	$322,405

12. Accrued Charter Revenue, Current and Non-Current, Unearned Revenue, Current and Non-Current and Time Charter Assumed, Current and Non-Current:

(a) Accrued Charter Revenue, Current and Non-Current: The amounts presented as current and non-current accrued charter revenue in the accompanying consolidated balance sheets as of December 31, 2018 and June 30, 2019, reflect revenue earned, but not collected, resulting from charter agreements providing for varying annual charter rates over their terms, which were accounted for on a straight-line basis at their average rates.

As at December 31, 2018, the net accrued charter revenue, totaling ($9,141) (discussed in (b) below) is included in Unearned revenue in current and non-current liabilities in the accompanying 2018 consolidated balance sheet. As at June 30, 2019, the net accrued charter revenue, totaling ($9,332) (discussed in (b) below) is included in Unearned revenue in current and non-current liabilities in the accompanying 2019 consolidated balance sheet. The maturities of the net accrued charter revenue as of December 31 of each year presented below are as follows:

Year ending December 31,	Amount
2019	$(5,615)
2020	(2,090)
2021	-
2022	-
2023	(1,048)
2024	(579)
Total	$(9,332)

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(b) Unearned Revenue, Current and Non-Current: The amounts presented as current and non-current unearned revenue in the accompanying consolidated balance sheets as of December 31, 2018 and June 30, 2019, reflect: (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, (b) any unearned revenue resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rate and (c) any deferred gain from the sale and leaseback transactions, net of amortization of ($601) and ($298), respectively, which is included in Amortization of prepaid lease rentals, net in the accompanying statements of income.

	December 31, 2018	June 30, 2019
Hires collected in advance	$4,475	$5,543
Deferred gain, net	3,557	3,259
Charter revenue resulting from varying charter rates	9,141	9,332
Total	$17,173	$18,134
Less current portion	(12,432)	(13,851)
Non-current portion	$4,741	$4,283

(c) Time Charter Assumed, Current and Non-Current: On November 12, 2018, the Company purchased from York its 60% of the equity interest in the companies owning the containerships Triton, Titan, Talos, Taurus and Theseus (Note 6). Any favorable lease terms associated with these vessels were recorded as an intangible asset (“Time charter assumed”) at the time of the acquisition and will be amortized over a period of 7.4 years. As of December 31, 2018 and June 30, 2019, the aggregate balance of time charter assumed (current and non-current) was $1,412 and $1,318, respectively, and is separately reflected in the accompanying consolidated balance sheets. During the six-month period ended June 30, 2019, the amortization expense of Time charter assumed amounted to $95 and is included in Voyage revenue in the 2019 accompanying consolidated statement of income.

13. Commitments and Contingencies:

(a) Time charters: As at June 30, 2019, the Company has entered into time charter arrangements for all of its vessels in operation, including the five hulls under construction, with the exception of one vessel, with international liner operators. These arrangements as at June 30, 2019, have remaining terms of up to 142 months. After June 30, 2019, future minimum contractual charter revenues assuming 365 revenue days per annum per vessel and the earliest redelivery dates possible, based on vessels’ committed, non-cancellable, time charter contracts, are as follows:

Year ending December 31,	Amount
2019	$215,655
2020	347,169
2021	293,673
2022	226,197
2023	183,872
2024 and thereafter	635,950
Total	$1,902,516

(b) Capital Commitments: Capital commitments of the Company as at June 30, 2019 were (i) $31,389 in the aggregate, payable through the Company’s equity, upon each vessel’s delivery from the shipyard in relation to the five vessels under construction discussed in Note 6, while approximately $0.4 billion is financed through a financial institution (Note 10.B) and (ii) $39,556 in the aggregate, in relation to the construction and installation of scrubbers in ten of our existing vessels, while an amount of $24,144 for five of them is financed (Note 10.A 16, 10.A.17 and Note 11).

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(c) Debt guarantees with respect to entities formed under the Framework Deed: Costamare agreed to guarantee 100% of the debt of Ainsley Maritime Co., Ambrose Maritime Co., Kemp Maritime Co., Hyde Maritime Co. and Skerrett Maritime Co., which were formed under the Framework Deed and own Cape Kortia, Cape Sounio, Cape Akritas, Cape Tainaro and Cape Artemisio, respectively. As at June 30, 2019, Costamare has guaranteed $74,250 of debt relating to Kemp Maritime Co. and Hyde Maritime Co. (Note 9), $74,275 of the debt relating to Ainsley Maritime Co. and Ambrose Maritime Co. (Note 9) and $38,200 of the debt relating to Skerrett Maritime Co. (Note 9). As security for providing the guarantee, in the event that Costamare is required to pay under any guarantee, Costamare is entitled to acquire all of the shares in the entities for whose benefit the guarantee has been issued that it does not already own for nominal consideration.

(d) Other: Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the income of the Company’s vessels. Currently, management is not aware of any such claims not covered by insurance or contingent liabilities, which should be disclosed, or for which a provision has not been established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any other claims or contingent liabilities which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements.

The Company is covered for liabilities associated with the vessels’ operations up to the customary limits provided by the Protection and Indemnity (“P&I”) Clubs, members of the International Group of P&I Clubs.

14. Common Stock and Additional Paid-In Capital:

(a) Common Stock: During the year ended December 31, 2018, the Company issued 598,400 shares in aggregate at par value of $0.0001 to Costamare Services pursuant to the Services Agreement (Note 3). During the six-month period ended June 30, 2019, the Company issued 299,200 shares at par value of $0.0001 to Costamare Services pursuant to the Services Agreement (Note 3). The fair value of such shares was calculated based on the closing trading price at the date of issuance.

On July 6, 2016, the Company implemented the Plan. The Plan offers holders of Company common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in Company common stock. Participation in the Plan is optional, and shareholders who decide not to participate in the Plan will continue to receive cash dividends, as declared and paid in the usual manner. During the year ended December 31, 2018, the Company issued 3,659,845 shares in aggregate at par value of $0.0001 to its common stockholders, at an average price of $6.307794 per share. During the six-month period ended June 30, 2019, the Company issued 1,737,603 shares at par value of $0.0001 to its common stockholders, at an average price of $5.2697 per share.

As at June 30, 2019, the aggregate issued share capital was 114,501,033 common shares.

(b) Preferred Stock: On January 30, 2018, the Company completed a public offering of 4,600,000 shares of its Series E Preferred Stock, par value $0.0001, at a public offering price of $25.00 per share. The net proceeds of the follow-on offering were $111,224.

(c) Additional Paid-in Capital: The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital include: (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained, (ii) the difference between the par value of the shares issued in the Initial Public Offering in November 2010 and the offerings in March 2012, October 2012, August 2013, January 2014, May 2015, December 2016, May 2017 and January 2018 and the net proceeds received from the issuance of such shares, (iii) the difference between the par value and the fair value of the shares issued to Costamare Shipping and Costamare Services (Note 3) and (iv) the difference between the par value of the shares issued under the Plan.

(d) Dividends declared and / or paid: During the six-month period ended June 30, 2018, the Company declared and paid to its common stockholders $0.10 per common share and, after accounting for shareholders participating in the Plan, the Company paid (i) $4,583 in cash and issued 988,841 shares pursuant to the Plan for the fourth quarter of 2017 and (ii) $4,833 in cash and issued 885,324 shares pursuant to the Plan for the first quarter of 2018. During the six-month period ended June 30, 2019, the Company declared and paid to its common stockholders $0.10 per common share and, after accounting for shareholders participating in the Plan, the Company paid (i) $6,580 in cash and issued 961,656 shares pursuant to the Plan for the fourth quarter of 2018 and (ii) $6,867 in cash and issued 775,947 shares pursuant to the Plan for the first quarter of 2019.

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During the six-month period ended June 30, 2018, the Company declared and paid to its holders of Series B Preferred Stock (i) $953 or $0.476563 per share for the period from October 15, 2017 to January 14, 2018 and (ii) $953 or $0.476563 per share for the period from January 15, 2018 to April 14, 2018. During the six-month period ended June 30, 2019, the Company declared and paid to its holders of Series B Preferred Stock (i) $953 or $0.476563 per share for the period from October 15, 2018 to January 14, 2019 and (ii) $953 or $0.476563 per share for the period from January 15, 2019 to April 14, 2019.

During the six-month period ended June 30, 2018, the Company declared and paid to its holders of Series C Preferred Stock (i) $2,125 or $0.531250 per share for the period from October 15, 2017 to January 14, 2018 and (ii) $2,125 or $0.531250 per share for the period from January 15, 2018 to April 14, 2018. During the six-month period ended June 30, 2019, the Company declared and paid to its holders of Series C Preferred Stock (i) $2,125 or $0.531250 per share for the period from October 15, 2018 to January 14, 2019 and (ii) $2,125 or $0.531250 per share for the period from January 15, 2019 to April 14, 2019.

During the six-month period ended June 30, 2018, the Company declared and paid to its holders of Series D Preferred Stock (i) $2,188 or $0.546875 per share for the period from October 15, 2017 to January 14, 2018 and (ii) $2,188 or $0.546875 per share for the period from January 15, 2018 to April 14, 2018. During the six-month period ended June 30, 2019, the Company declared and paid to its holders of Series D Preferred Stock (i) $2,188 or $0.546875 per share for the period from October 15, 2018 to January 14, 2019 and (ii) $2,188 or $0.546875 per share for the period from January 15, 2019 to April 14, 2019.

During the six-month period ended June 30, 2018, the Company declared and paid to its holders of Series E Preferred Stock $2,126 or $0.462240 per share for the period from January 30, 2018 to April 14, 2018. During the six-month period ended June 30, 2019, the Company declared and paid to its holders of Series E Preferred Stock (i) $2,551 or $0.554688 per share for the period from October 15, 2018 to January 14, 2019 and (ii) $2,551 or $0.554688 per share for the period from January 15, 2019 to April 14, 2019.

15. Earnings per share

All common shares issued are Costamare common stock and have equal rights to vote and participate in dividends. Profit or loss attributable to common equity holders is adjusted by the contractual amount of dividends on Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock that should be paid for the period. Dividends paid or accrued on Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock during the six-month periods ended June 30, 2018 and 2019, amounted to $14,782 and $15,548, respectively.

	Six-month period ended June 30,
	2018	2019
	Basic EPS	Basic EPS
Net income	$33,467	$27,136
Less: paid and accrued earnings allocated to Preferred Stock	(14,782)	(15,547)
Net income available to common stockholders	18,685	11,589
Weighted average number of common shares, basic	109,340,800	113,540,975
Weighted average number of common shares, diluted	109,340,800	116,490,307
Earnings per common share, basic and diluted	$0.17	$0.10

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16. Interest and Finance Costs:

The interest and finance costs in the accompanying consolidated statements of income are as follows:

	Six-month period ended June 30,
	2018	2019
Interest expense	$26,956	$45,782
Interest capitalized	(101)	(794)
Swap effect loss / (gain)	1,000	(1,502)
Amortization and write-off of financing costs	1,296	1,650
Bank charges and other financing costs	227	180
Total	$29,378	$45,316

17. Taxes:

Under the laws of the countries of incorporation for the vessel-owning companies and/or of the countries of registration of the vessels, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in Vessel operating expenses in the accompanying consolidated statements of income.

The vessel-owning companies with vessels that have called on the United States during the relevant year of operation are obliged to file tax returns with the Internal Revenue Service. The applicable tax is 50% of 4% of U.S.-related gross transportation income unless an exemption applies. Management believes that, based on current legislation the relevant vessel-owning companies are entitled to an exemption under Section 883 of the Internal Revenue Code of 1986, as amended.

18. Derivatives:

(a) Interest rate swaps that meet the criteria for hedge accounting: The Company, according to its long-term strategic plan to maintain stability in its interest rate exposure, has decided to minimize its exposure to floating interest rates by entering into interest rate swap agreements. To this effect, the Company has entered into interest rate swap transactions with varying start and maturity dates, in order to manage its floating rate exposure.

These interest rate swaps are designed to hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month or six-month USD LIBOR. According to the Company’s Risk Management Accounting Policy, after putting in place the formal documentation required by ASC 815, following the adoption of ASU 2017-12, in order to designate these swaps as hedging instruments as from their inception, these interest rate swaps qualified for hedge accounting. Accordingly, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in the Company’s earnings. Assessment and measurement of the effectiveness of these interest rate swaps are performed at each reporting period. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognized initially in “Other comprehensive income” and recognized to the consolidated statement of income in the periods when the hedged item affects profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognized in the consolidated statements of income immediately.

At December 31, 2018 and June 30, 2019, the Company had interest rate swap agreements with an outstanding notional amount of $310,785 and $338,729, respectively. The fair value of these interest rate swaps outstanding at December 31, 2018 and June 30, 2019 amounted to a net asset of $7,107 and $1,175, respectively, and these are included in the accompanying consolidated balance sheets. The maturity of these interest rate swaps range between April 2020 and May 2023.

During the year ended December 31, 2018, the Company terminated three interest rate derivative instruments and paid the counterparties breakage costs of $1,234 in aggregate, which is separately reflected in Swap breakage costs in the accompanying 2018 consolidated statement of income. During the six-month period ended June 30, 2019, the Company entered into two interest rate swap agreements with an aggregate notional amount of $46,000, which both met hedge accounting criteria according to ASC 815.

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The estimated net amount that is expected to be reclassified within the next 12 months from Accumulated Other Comprehensive Income / (Loss) to earnings in respect of the settlements on interest rate swaps amounts to $1,046.

(b) Interest rate swaps that do not meet the criteria for hedge accounting: As of December 31, 2018 and June 30, 2019, the Company had interest rate swap agreements with an outstanding notional amount of $49,659 and $47,112, respectively, for the purpose of managing risks associated with the variability of changing LIBOR-related interest rates. Such agreements did not meet hedge accounting criteria and, therefore, changes in its fair value are reflected in earnings. The fair value of these interest rate swaps at December 31, 2018 and June 30, 2019 was an asset of $134 and a liability of $262, respectively, and these are included in Fair value of derivatives in the accompanying consolidated balance sheets. The maturity of these interest rate swaps is in August 2020.

(c) Foreign currency agreements: As of June 30, 2019, the Company was engaged in six Euro/U.S. dollar forward agreements totaling $12,000 at an average forward rate of Euro/U.S. dollar 1.1445, expiring in monthly intervals up to December 2019.

As of December 31, 2018, the Company was engaged in five Euro/U.S. dollar forward agreements totaling $10,000 at an average forward rate of Euro/U.S. dollar 1.1514, expiring in monthly intervals up to May 2019.

The total change of forward contracts fair value for the six-month period ended June 30, 2019, was a gain of $2 (loss of $294 for the six-month period ended June 30, 2018) and is included in Loss on derivative instruments, net in the accompanying consolidated statements of income.

The Effect of Derivative Instruments for the six-month periods ended June 30, 2018 and 2019
Derivatives in ASC 815 Cash Flow Hedging Relationships
	Amount of Gain / (Loss) Recognized in Accumulated OCI on Derivative		Location of Gain / (Loss) Recognized in Income on Derivative	Amount of Gain / (Loss) Recognized in Income on Derivative
	2018	2019		2018	2019
Interest rate swaps	6,646	(4,234)	Loss on derivative instruments, net	-	-
Reclassification to Interest and finance costs	1,000	(1,502)		-	-
Total	7,646	(5,736)		-	-

Derivatives Not Designated as Hedging Instruments and ineffectiveness of Hedging Instruments under ASC 815
	Location of Gain / (Loss) Recognized in Income on Derivative	Amount of Gain / (Loss) Recognized in Income on Derivative
		2018	2019
Non-hedging interest rate swaps	Loss on derivative instruments, net	41	(577)
Forward contracts	Loss on derivative instruments, net	(294)	2
Total		(253)	(575)

The realized loss on non-hedging interest rate swaps included in “Loss on derivative instruments, net” amounted to $314 and ($50) for the six-month periods ended June 30, 2018 and 2019, respectively.

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19. Financial Instruments:

(a) Interest rate risk: The Company’s interest rates and loan repayment terms are described in Note 10.

(b) Concentration of credit risk: Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable (included in current and non-current assets), equity method investments, equity securities, debt securities and derivative contracts (interest rate swaps and foreign currency contracts). The Company places its cash and cash equivalents, consisting mostly of deposits, with financial institutions of high credit ratings. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by the counterparties to its derivative instruments; however, the Company limits its exposure by diversifying among counterparties with high credit ratings. The Company limits its credit risk with accounts receivable, equity method investments and equity and debt securities by performing ongoing credit evaluations of its customers’ and investees’ financial condition, receives charter hires in advance and generally does not require collateral for its accounts receivable.

(c) Fair value: The carrying amounts reflected in the accompanying consolidated balance sheet of financial assets and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The fair value of other financing arrangements with fixed interest rates discussed in Note 10.B, the fair value of the interest rate swap agreements and the foreign currency agreements discussed in Note 18 are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from publicly available market data and in case there is no such data available, interest rates, yield curves and other items that allow value to be determined.

The fair value of the interest rate swap agreements discussed in Note 18(a) and (b) equates to the amount that would be paid or received by the Company to cancel the agreements. As at December 31, 2018 and June 30, 2019, the fair value of these interest rate swaps in aggregate amounted to a net asset of $7,241 and $913, respectively.

The fair value of the forward contracts discussed in Note 18(c) determined through Level 2 of the fair value hierarchy as at December 31, 2018 and June 30, 2019, amounted to nil and an asset of $2, respectively.

The following tables summarize the hierarchy for determining and disclosing the fair value of assets and liabilities by valuation technique on a recurring basis as of the valuation date.

	December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Interest rate swaps-asset position	$7,241	$-	$7,241	$-
Total	$7,241	$-	$7,241	$-

	June 30, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward contracts-asset position	$2	$-	$2	$-
Interest rate swaps-asset position	1,175	-	1,175	-
Interest rate swaps-liability position	(262)	-	(262)	-
Total	$915	$-	$915	$-

20. Comprehensive Income:

During the six-month period ended June 30, 2018, Other comprehensive income increased with net gains of $7,672 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (gain of $6,646), net of the settlements to net income of derivatives that qualify for hedge accounting (gain of $1,000), (ii) the Net settlements on interest rate swaps qualifying for cash flow hedge ($5) and (iii) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($31).

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During the six-month period ended June 30, 2019, Other comprehensive income decreased with net losses of $5,705 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (loss of $4,234), net of the settlements to net income of derivatives that qualify for hedge accounting (loss of $1,502) and (ii) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($31).

As at June 30, 2018 and 2019, Comprehensive income amounted to $41,139 and $21,431, respectively. The estimated net amount that is expected to be reclassified within the next 12 months from Accumulated Other Comprehensive Income / (Loss) to earnings in respect of the net settlements on interest rate swaps amounts to $1,046.

21. Subsequent Events:

(a)	Declaration and payment of dividends (common stock): On July 1, 2019, the Company declared a dividend for the quarter ended June 30, 2019, of $0.10 per share on its common stock, which is payable on August 7, 2019 to stockholders of record as of July 22, 2019.

(b)	Declaration and payment of dividends (preferred stock Series B, Series C, Series D and Series E): On July 1, 2019, the Company declared a dividend of $0.476563 per share on its Series B Preferred Stock, a dividend of $0.531250 per share on its Series C Preferred Stock, a dividend of $0.546875 per share on its Series D Preferred Stock and a dividend of $0.554688 per share on its Series E Preferred Stock, which were all paid on July 15, 2019 to holders of record as of July 12, 2019.

(c)	Share Purchase Agreement with York: On July 17, 2019, the Company elected to pay part of the previously agreed deferred price for the acquisition of the 60% equity interest of York Capital in five 2016 - built 14,000 TEU containerships with newly-issued shares of the Company’s common stock (Note 9). On July 25, 2019, 2,883,015 shares of common stock were issued in order to pay an amount of $15,130, representing part of the deferred price. The remaining deferred price due to York Capital is included in Current portion of long-term debt, net of deferred financing costs in the accompanying consolidated balance sheet as of June 30, 2019, (Note 10.B.2) and will be paid in cash in accordance with the terms of the agreement.

(d)	New loan agreement and prepayment of current term-loan: On July 18, 2019, the Company entered into a loan agreement with a bank for an amount of up to $94,000 in order to partially refinance the term loan discussed in Note 10.A.4. On July 24, 2019 the Company drew down the amount of $94,000 and on July 26, 2019 fully prepaid the outstanding balance of tranches (a) and (b) of the loan described in Note 10.A.4.

(e)	Drawdowns of new term-loans and prepayments of current term-loans: (i) On July 12, 2019 and July 15, 2019, the Company prepaid the outstanding balance of Cadence’s Shipping Co. and Bastian’s Shipping Co. finance lease liabilities (Note 11), respectively, (ii) on July 12, 2019, the Company drew down the amount of $68,000 relating to the term-loan described in Note 10.A.17 and on July 18, 2019, the Company fully prepaid the outstanding balance of Adele’s Shipping Co. finance lease liability (Note 11) and (iii) on July 15, 2019, the Company drew down in aggregate the amount of $150,000 relating to the term-loan described in Note 10.A.18 and on July 17, 2019, the Company fully prepaid the outstanding balance of the loan described in Note 10.A.5 and the outstanding balance of tranche (c) of the loan described in Note 10.A.4.

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